Acquiom Financial LLC

Annual Audit Report

December 31, 2022

Public Document

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SEC FILE NUMBER
8-69408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Acquiom Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 17th Street, Suite 1400
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tyler Richter	(720) 709-1207	trichter@srsacquiom.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

1801 California St, Ste 2900	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Debbie Wapensky_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____Acquiom Financial LLC_____, as of __December 31_____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JENNA RENEE SCOTT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20224038566
MY COMMISSION EXPIRES OCTOBER 4, 2026

Signature:

Title:

Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

  (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Acquiom Financial LLC

December 31, 2022

Table of Contents



1801 California Street, Suite 2900 / Denver, CO 80202

P 303.861.4545 / **F** 303.832.5705

forvis.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Acquiom Financial LLC
Denver, Colorado

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acquiom Financial LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

FORVIS, LLP

Formerly, BKD, LLP

Denver, Colorado
February 28, 2023

Acquiom Financial LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	2,170,733
Accounts receivable		2,102,765
Due from member		211,385
Prepaid expenses		31,936
Total Assets	$	4,516,819
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	342,492
Due to related party		999,657
Total Liabilities		1,342,149
Member's Equity		3,174,670
Total Liabilities and Member's Equity	$	4,516,819

see accompanying notes

Acquiom Financial LLC

Notes to the Financial Statements

December 31, 2022

1. Organization

Acquiom Financial, LLC (the "Company") was organized as a Colorado limited liability company in October, 2013 and operates in Denver, Colorado. The Company is wholly owned by SRS Acquiom Holdings LLC (the "Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's business operations commenced in March 2015 and included brokering investments to customers with escrow accounts associated with mergers and acquisitions.

In August 2017 the Company commenced processing payments for private mergers and acquisition transactions. These payments are not securities transactions, but by virtue of having these funds pass through a broker-dealer account, the firm utilizes the SEC Rule 15c3-3(k)(2)(i) exemption, as permitted pursuant to Section B(2) of the firm's current Membership Agreement with FINRA.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at December 31, 2022.

Accounts Receivable

Accounts receivable represent amounts earned per agreement or engagement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Revenue

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- *Product referral fees.* Product referral fees are calculated on the average daily balance placed in a custodial account with one of the Company's product sponsors. The Company also generates revenue from product fees from brokering investments to the product sponsor's escrow investment products. The rates are predetermined by the contract and the revenue is recognized over time as the assets are held and as the services are delivered.

3

Acquiom Financial LLC

Notes to the Financial Statements

December 31, 2022

2. **Significant Accounting Policies (continued)**

   Revenue (continued)

   - *Engagement fees.* The Company generates engagement fees for processing payments and are charged to clients on a per deal basis. These contracts can contain multiple performance obligations which generally are seller and vendor setup, seller and vendor payments, transactions fees and tax reporting. Revenue for engagement fees are recognized over time for these contracts as the performance obligations are materially completed.

   Contract Balances

   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. As of January 1, 2022, and December 31, 2022, deferred revenue was $197,870 and $277,450, respectively. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. The Company had receivables related to revenues for contracts with customers of $356,312 and $2,102,765 at January 1, 2022, and December 31, 2022, respectively.

   Contract Costs

   Direct costs to obtain or fulfill a contract are evaluated on a contract by contract basis. There were no capitalized contract costs at December 31, 2022.

   Use of Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments

   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   Income Taxes

   The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company has not been the subject of examination by taxing authorities since formation.

3. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $828,584 which exceeded the requirement by $728,584.

Acquiom Financial LLC

Notes to the Financial Statements

December 31, 2022

4. **Risk Concentration**

95% of accounts receivable was due from two product sponsors at December 31, 2022.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash deposits. The Company places its cash and cash equivalents deposits with high quality financial institutions in the United States of America. The balance exceeds the Federal Deposit Insurance Corporations insurance limits.

5. **Special Reserve Accounts**

The Company maintains special reserve accounts for the benefit of customers under SEC Rule 15c3-3. The Company maintains a $0 balance in these accounts.

6. **Related Party Transactions**

Certain engagement fees are billed and collected by the Member on behalf of the Company. At December 31, 2022, the Member owed the Company $211,385 for accounts receivable from engagement fees assumed by the Member.

The Company is charged for outsourced services by Acquiom Clearinghouse LLC, an entity under common control, for processing payments on its behalf. The amount due for these services was $967,083, which was included in due to related parties as of December 31, 2022.

The Company's financial position would differ significantly if the entities were autonomous.

7. **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2023, the date which the financial statements were issued.